Jeffrey P. Schultz | 212 692 6732 | jpschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

August 15, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	Committed Capital Acquisition Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed on August 15, 2011
File No. 333-174599

Ladies and Gentlemen:

On behalf of Committed Capital Acquisition Corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as initially filed with the Commission on May 27, 2011 and as previously amended by Amendment No. 1 to the Registration Statement filed with the Commission on June 29, 2011 and Amendment No. 2 to the Registration Statement filed with the Commission on July 22, 2011.  We are delivering clean and marked complete courtesy copies of the Amendment No. 3 to the Registration Statement (the “Amendment”) to each of John Reynolds, Raj Rajan and Brian Bhandari of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”), dated August 1, 2011, from John Reynolds, Assistant Director.  The responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

Form S-1, filed July 22, 2011

Interim Financial Statements

Note 5 – Subsequent Events

Proposed Offering of Securities, page F-9

1.
We note your disclosure herein states “...Warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise such Warrants only for cash.”  Please reconcile this statement with Section 3.3.2 of the Warrant Agreement filed as Exhibit 4.4 which has no such provision of exercise (i.e. for cash) in the absence of an effective registration statement.

Response: We have revised the disclosure on page F-6 of the Amendment, which contains the corresponding disclosure to Note 5—Subsequent Events on page F-9 of Amendment No. 2 to the Registration Statement. Since we have updated the prospectus to include information as of and for the six months ended June 30, 2011, the corresponding disclosure is no longer contained in the subsequent events footnote.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London | Israel

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

August 15, 2011

2.
In connection with the comment above, please ensure disclosure of the terms and exercise provisions of your public warrants are consistent here, in the description of the offering section on page 9, in the description of securities on page 94 and elsewhere throughout your registration statement.

Response: We have reviewed the disclosure in the Amendment relating to the terms and exercise provisions of the public warrants and have made revisions as needed to make the disclosure substantively consistent throughout the Amendment.

Supplemental Note to the Commission:

As discussed with Bryan Yoon, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. on August 8, 2011, we have updated the financial statements and related financial information to reflect the six month period ended June 30, 2011. As discussed, we have also furnished the financial statements for all periods contained in the Amendment as exhibits in eXtensible Business Reporting Language format.

*           *           *           *

We intend to request acceleration of the effectiveness of the Registration Statement following clearance of the Staff’s review of our filing.

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following parties:

Kenneth R. Koch, Esq.
Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours, /s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Securities and Exchange Commission (John Reynolds, Esq., Assistant Director)
Committed Capital Acquisition Corporation (Messrs. Michael Rapp and Philip Wagenheim)
Ellenoff Grossman & Schole LLP (Stuart Neuhauser, Esq.)